Steven Glauberman Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: Sglauberman@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

April 25, 2022	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Attention:	Ms. Jennifer Angelini,

Ms. Sherry Haywood

Re:	Planet Green Holdings Corp.

Amendment No.1 to Registration Statement on Form S-3

Filed September 17, 2021

File No. 333-260251

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated October 13, 2021 to Mr. Bin Zhou, Chief Executive Officer of Planet Green Holdings Corp. (the “Company”) regarding comments to the Company’s Registration Statement on Form S-3. On behalf of our client, and as requested by the Staff, we are responding to the questions raised by the Staff and amending the Company’s Registration Statement (“Revised Registration Statement”) to include certain clarifying disclosure to address the Staff’s comment. For your convenience, we have set forth the Staff’s comment in bold, followed by our response, as follows:

Amendment No. 1 to Registration Statement on Form S-3 filed September 17, 2021

Cover Page

1.

Please disclose prominently on the prospectus cover page that you are not a Chinese operating company, but a Nevada holding company with operations conducted by your subsidiaries and through contractual arrangements with variable interest entities (VIEs) based in China, and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the cover page with a cross-reference to the “Risk Factors”.

2.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on the prospectus cover page, and “Risk Factors- Risk Factors Relating to Doing Business in China” on page 29 in accordance with the Staff’s instructions.

3.

Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement where appropriate to differentiate between the Planet Green, its VIEs, and its subsidiaries. The Company also no longer uses terms such as “we” or “our” when describing activities or functions of a VIE.

4.

We note that you have filed a number of current reports on Form 8-K since January 1, 2021, that are not incorporated by reference into the registration statement. Please revise your disclosure in this section to specifically incorporate by reference all Forms 8-K and amendments thereto filed since the end of your fiscal year, as required by Item 12(a)(2) of Form S-3.

Response: In response to the Staff’s comments, the Company has revised the “Incorporation of Certain Information by Reference” on page 2 in the Revised Registration Statement in accordance with the Staff’s instructions.

5.

Please revise your disclosure on pages 3-4 to clearly describe your current corporate structure and identify your current VIEs. Please also revise the list of subsidiaries in Exhibit 21.1 to conform to your disclosure and corporate chart.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 5 to describe our current corporate structure and identify the VIEs under “VIE Arrangements”. The Company has updated the Exhibit 21.1.

6.

Disclose clearly that the company uses a structure that involves VIEs based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIEs’ operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Nevada holding company with respect to its contractual arrangements with the VIEs, their founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: In response to the Staff’s comments, the Company has revised the “About Planet Green Holdings Corp.” in the Revised Registration Statement on pages 4-7 and “Risk Factors — Risk Factors Relating to PLAG’s Corporate Structure” on pages 27-29.

All contracts and arrangements through which the Company purports to obtain economic rights and exercise control that results in consolidation of the VIEs’ operations and financial results into our financial statements include (i) Consultation and Service Agreements, (ii) Business Cooperation Agreements, (iii) Equity Pledge Agreements, (iv) Equity Option Agreements and (v) Voting Rights Proxy Agreements. The above mentioned agreements are described under “VIE Arrangements” in the Revised Registration Statement on page 7.

7.

In your summary of risk factors disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, the Company has revised the Cover Page and revised “Risk Factors Relating to PLAG’s Corporate Structure” on page 27 and “Risk Factors Relating to Doing Business in China” on page 30 in the Revised Registration Statement.

8.	Disclose each permission that you, your subsidiaries, or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIEs’ operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Registration Statement on page 4.

9.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: In response to the Staff’s comments, the Company has added “Transfer of Cash within the Organization” on page 8, and “Effects of PRC foreign exchange regulations on Planet Green’s ability to transfer assets within Planet Green’s organization” on page 10 in the Revised Registration Statement.

10.

We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule—depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately—as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entities and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entities, which includes the cash held and transferred among entities.

Response: In response to the Staff’s comments, the Company has added consolidated financial statements as of December 31, 2021 in pages 8-9.

11.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

Response: In response to the Staff’s comments, the Company has revised the risk factor on page 30 in the Revised Registration Statement.

Risk Factors –

Legal, Regulatory or Political Risk Factors on page 15.

12.	We note a number of risk factors relating to your VIEs and operations in China. Please revise to tailor these to your specific business and operations, including the following:

●	Clearly identify your VIEs, revising disclosure that appears to refer to Planet Green as the VIE (for example, in and under the caption, “If the PRC government deems that the contractual arrangements in relation to Planet Green, our consolidated variable interest entity . . ..”);

●	Revise your description of telecommunications regulations to explain how these relate to your business, identifying the entities that hold ICP licenses;

●	Revise references to your “shares” to refer more generally to all your registered securities; and

●	Revise contingent language (for example, in and under the caption, “We may become subject to a variety of laws and regulations in the PRC .. . . “) to describe specific regulations and associated uncertainties applicable to your business in concrete terms.

Response: In response to the Staff’s comments, the Company has revised the disclosure in “Legal, Regulatory or Political Risk Factors” on pages 21, 24 and 25 in the Revised Registration Statement in accordance with the Staff’s instructions.

13.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comments, the Company has added “Risk Factors Relating to Doing Business in China-There are risks that the Chinese government may intervene or influence PLAG’s operations at any time which could result in a material change in PLAG’s operations and/or the value of PLAG’s securities” on page 31 in the Revised Registration Statement.

14.

We note your disclosure under the caption “We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection . . . .” In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the “Risk Factors-We may become subject to the Criminal Law, the Cybersecurity Law, the Civil Code, the Data Security Law and other applicable laws and regulations of PRC” on pages 25 and 26 in the Revised Registration Statement.

Part II

Item 16. Exhibits, page II-2

15.

In order to qualify your indenture under the Trust Indenture Act of 1939 you must have a form of indenture on file at time of effectiveness of the registration statement. Please file by pre-effective amendment a form of indenture as an exhibit to your registration statement.

Response: In response to the Staff’s comments, a form of indenture is filed as Exhibit 4.1 of the Revised Registration Statement.

16.

Please file as exhibits the auditors’ consents in relation to the audited financial statements incorporated by reference to the Forms 8-K filed on January 13, March 23, and August 6, 2021. Refer to the Instruction to Item 12 of Form S-3 and Rule 439 of Regulation C.

Response: Auditor’s consents is filed as Exhibit 23.1 of this Revised Registration Statement.

We trust that our response fully addresses the Staff’s concerns as set forth in its comment letter. Should the Staff have any additional questions regarding the information contained in the Registration Statement or with respect to our response to the comment letter, please contact the undersigned by email at sglauberman@beckerlawyers.com, or Bill Huo, Esq. at bhuo@beckerlawyers.com. You may also contact us by phone at (212) 599-3322.

Very truly yours,

By:	/s/ Steven Glauberman
Name:	Steven Glauberman

Cc:	Mr. Bin Zhou

Chief Executive Officer

Planet Green Holdings Corp.

Bill Huo, Esq.